UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                   China Finance, Inc. f/k/a Kubla Khan, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501168108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP,
                      345 Park Avenue, New York, NY 10154
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
   Act of 1934 or otherwise subject to the liabilities of that section of the
   Act but shall be subject to all other provisions of the Act (however see the
   Notes).
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  CUSIP No. 501168108                                13D                           Page 2 of 8 Pages
-----------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Top Interest International Ltd.
------- ---------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                             (a)  |_|
                                                                                              (b)  |_|
------- ---------------------------------------------------------------------------------------------------
3       SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
           OO

------- ---------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

------- ---------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
------------------------ ------- --------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7
BENEFICIALLY                       12,922,250
OWNED BY                 ----------------------------------------------------------------------------------
EACH                             SHARED VOTING POWER
REPORTING                8
PERSON WITH                        0
                         ----------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9
                                   12,922,250
                         ----------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   0
                         ----------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,922,250
--------- -------------------------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- -------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.4%
--------- -------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

              CO
--------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  CUSIP No. 501168108                                13D                           Page 3 of 8 Pages

------- ----------------------------------------------------------------------- ---------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Zuda Xu
------- ---------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                                             (a) |_|
                                                                                              (b) |_|
------- ---------------------------------------------------------------------------------------------------
        SEC USE ONLY
3
------- ---------------------------------------------------------------------------------------------------
        SOURCE OF FUNDS*
4           N/A

------- ---------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   |_|

------- ---------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6
            People's Republic of China
------- ---------------------------------------------------------------------------------------------------
NUMBER OF                        SOLE VOTING POWER
SHARES                   7
BENEFICIALLY                       12,922,250
OWNED BY                 ----------------------------------------------------------------------------------
EACH                             SHARED VOTING POWER
REPORTING                8
PERSON WITH                        0
                         ----------------------------------------------------------------------------------
                                 SOLE DISPOSITIVE POWER
                         9
                                   12,922,250
                         -----------------------------------------------------------------------------------
                                 SHARED DISPOSITIVE POWER
                         10
                                   0
------------------------------------------------------------------------------------------------------------


          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
              12,922,250
--------- -------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
--------- -------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
              22.4%
--------- -------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
              IN
--------- -------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  CUSIP No. 501168108                                13D                           Page 4 of 8 Pages
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Item 1.      Security and Issuer.

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of China Finance, Inc. f/k/a Kubla Khan, Inc., a Utah corporation (the "Company"). The address of the Company's principal executive office is 57-71 # High-Tech Industrial Park Nanshan, District Shenzen, P.R. China.

Item 2.      Identity and Background.

            (a) This Schedule 13D is filed by Top Interest International Ltd. ("Top Interest"). Mr. Zuda Xu is the sole director and sole shareholder of Top Interest and as such has sole dispositive and voting power over the shares of Common Stock owned by Top Interest.

            (b) Top Interest's business address is Wondial Building, 6 South Keji Road, High-Tech Industrial Park, Shennan Road, Shenzhen, People's Republic of China. Mr. Zuda Xu's business address is Wondial Building, 6 South Keji Road, High-Tech Industrial Park, Shennan Road, Shenzhen, People's Republic of China.

            (c) Top Interest is in the business of investing. Top Interest invested in Value Global International Limited, a privately owned British Virgin Islands corporation ("Value Global"), which is now the wholly-owned subsidiary of the Company, prior to its investment in the Company. Mr. Xu's principal occupation is to make financial investments of his own personal funds. He is not affiliated with or employed by any corporation or other organization.

            (d) During the past five years, neither Top Interest, nor Mr. Xu has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the past five years, neither Top Interest, nor Mr. Xu has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Top Interest is an entity formed in the British Virgin Islands. Mr. Xu is a citizen of the People's Republic of China.

Item 3.      Source and Amount of Funds and Other Consideration.

            The shares were issued to Top Interest by the Company in exchange for the transfer and assignment of 13,750 ordinary shares of Value Global, owned by Top Interest, pursuant to the terms of an Agreement for the Sale and Purchase of Shares (the "Sale Agreement"), dated as of August 5, 2004. A copy of such agreement is attached hereto as an exhibit.

Item 4.      Purpose of Transaction.

            Top Interest acquired the shares pursuant to the Agreement. The purpose of the acquisition was for the Company to obtain 100% ownership of Value Global and its wholly owned subsidiary, Shenzhen Shiji Ruicheng Guaranty and Investment Co., Ltd. ("Shiji Ruicheng"). Shiji Ruicheng principally provides corporate financial guarantees, including business loan guarantees and surety guarantees to China-based businesses looking to expand into the United States of America, and consumer loan guarantees and professional services to aid individuals in obtaining loans for their homes and personal assets. All of Shiji Ruicheng's business operations are in China.

            Top Interest does not have any plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the
            Company;
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  CUSIP No. 501168108                                13D                           Page 5 of 8 Pages
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            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

            (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

            (a) Top Interest is the beneficial owner of an aggregate of 12,922,250 shares of Common Stock, representing approximately 22.4% of the total issued and outstanding shares of Common Stock of the Company. Mr. Xu in his capacity as sole director and sole shareholder of Top Interest is the beneficial owner of 12,922,250 shares of Common Stock.

            (b) Top Interest has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 12,922,250 shares of Common Stock beneficially owned by it. Mr. Xu has voting power and dispositive power over the shares of Common Stock owned by Top Interest in his capacity as the sole director and the sole shareholder of Top Interest.

            (c) Other than the acquisition of the shares as reported in this
            Schedule 13D, neither Top Interest nor Mr. Xu has effected any transactions in the Common Stock of the Company in the past 60 days.

            (d) To the knowledge of Top Interest and Mr. Xu, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Not applicable.

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  CUSIP No. 501168108                                13D                           Page 6 of 8 Pages
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Item 7.      Materials to be Filed as Exhibits.

            (1) Agreement for the Sale and Purchase of Shares in Value Global International Limited, dated as of August 5, 2004, by and among Kubla Khan, Inc., (now known as China Finance, Inc.) a Utah corporation, Value Global International Limited, a British Virgin Islands company, Ju Xiang Ruan, Top Interest International Limited, ZuHong Xu and ZaoZhen Fang, each as shareholders of Value Global International Limited, and Qian Fuan and Huan Ya Tong Investment Development Co., Limited.

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  CUSIP No. 501168108                               13D                           Page 7 of 8 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   October 15, 2004                   Top Interest Holding Ltd.

                                            By:  /s/ Zuda Xu
                                                 -------------------------------
                                            Name:  Zuda Xu
                                            Title:    Sole Director

                                            By:  /s/ Zuda Xu
                                                 -------------------------------
                                            Name:  Zuda Xu

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  CUSIP No. 501168108                                13D                           Page 8 of 8 Pages
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                                  EXHIBIT INDEX

            (1) Agreement for the Sale and Purchase of Shares in Value Global International Limited, dated as of August 5, 2004, by and among Kubla Khan, Inc., (now known as China Finance, Inc.) a Utah corporation, Value Global International Limited, a British Virgin Islands company, Ju Xiang Ruan, Top Interest International Limited, ZuHong Xu and ZaoZhen Fang, each as shareholders of Value Global International Limited, and Qian Fuan and Huan Ya Tong Investment Development Co., Limited.